# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Indaptus Therapeutics Inc., CIK 0001857044
CUSIP: 45339J105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 02/26/2026
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers Winston, Churchill San Francisco, Paitilla, Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- Lazar David E. (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Portugal (S1); source of funds: personal funds (PF); sole voting power 111,000,000; shared voting power 0; sole dispositive power 111,000,000; shared dispositive power 0; aggregate amount beneficially owned 111,000,000 (98% of the class)
  Comment: The number of shares of the Issuer's common stock, $0.01 par value per share (the "Shares") reflected under "Sole Dispositive Power" consists of 111,000,000 Shares that the Reporting Person may acquire upon the conversion of the Issuer's Series AA Convertible Non-Redeemable Preferred Stock and Series AAA Convertible Non-Redeemable Preferred Stock, as described further in Item 6 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Indaptus Therapeutics Inc.
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019

## Item 2. Identity and Background
Name of person filing: This statement is filed by David Elliot Lazar (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 44, Tower 100, The Towers, Winston Churchill, San Francisco, Paitilla, Panama City, Panama 07196.
Present principal occupation or employment: The Reporting Person is a private investor.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Portugal and Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As described further in Item 6 below, on December 22, 2025, the Issuer entered into a securities purchase agreement (the "SPA") with the Reporting Person, pursuant to which the Reporting Person agreed to acquire from the Issuer (i) an aggregate of 300,000 shares of Series AA Convertible Non-Redeemable Preferred Stock (the "Series AA Preferred Stock") convertible into an aggregate of 6 million shares of the Issuer's common stock for $1.8 million and (ii) an aggregate of 700,000 shares of Series AAA Convertible Non-Redeemable Preferred Stock (the "Series AAA Preferred Stock" and together with the Series AA Preferred Stock, the "Preferred Stock") convertible into an aggregate of 105 million shares of the Issuer's common stock for $4.2 million, for total transaction consideration of $6 million. The Preferred Stock was not convertible into Shares unless and until approved by the Issuer's stockholders, which approval was obtained on February 26, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to the SPA, as further described in Item 6, effective as of December 23, 2025, the Reporting Person was appointed as the Co-Chief Executive Officer and a member of the Issuer's Board of Directors.

In addition to the Reporting Person being appointed as a director and Chief Executive Officer of the Issuer, pursuant to the SPA, the Reporting Person obtained the right to recommend to the Issuer up to three (3) individuals to be nominated for election at the Issuer's subsequent stockholder meeting (the "Stockholder Meeting"), subject to stockholder approval and compliance with Nasdaq Listing Rule 5640. Upon his election to the Board, the Reporting Person will serve as the Chairman of the Board.

The Reporting Person purchased the Shares pursuant to the SPA based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to further increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Issuer's Board of Directors, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing his intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares beneficially owned by the Reporting Person is based upon 2,242,324 Shares outstanding as of January 21, 2026, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, which was filed with the Securities and Exchange Commission on January 21, 2026.

As of the close of business on March 2, 2026, the Reporting Person beneficially owned 111,000,000 Shares.

Percentage: Approximately 98.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 111,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 111,000,000
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 22, 2025, the Issuer entered into the SPA with the Reporting Person, pursuant to which the Reporting Person agreed to acquire from the Issuer (i) an aggregate of 300,000 shares of Series AA Convertible Non-Redeemable Preferred Stock (the "Series AA Preferred Stock") convertible into an aggregate of 6 million shares of the Issuer's common stock for $1.8 million and (ii) an aggregate of 700,000 shares of Series AAA Convertible Non-Redeemable Preferred Stock (the "Series AAA Preferred Stock" and together with the Series AA Preferred Stock, the "Preferred Stock") convertible into an aggregate of 105 million shares of the Issuer's common stock for an additional $4.2 million, for total transaction consideration of $6 million.

The Preferred Stock became convertible following the Stockholder Meeting on February 26, 2026, at which the Issuer's stockholders approved, among other things, a) an increase in the Issuer's authorized common stock to enable the Issuer to issue all of the Shares that are issuable upon the conversion of the Preferred Stock and b) the issuance of Shares upon conversion of the Preferred Stock in accordance with the listing rules of The Nasdaq Stock Market, LLC (the "Stockholder Approval"). Following the Stockholder Approval, each share of Series AA Preferred Stock became convertible into 20 Shares per share of Series AA Preferred Stock, or an aggregate of 6 million Shares, and each share of Series AAA Preferred Stock became convertible into 150 Shares per share of Series AAA Preferred Stock, or an aggregate of 105 million Shares.

The SPA contains customary representations, warranties and agreements of the Issuer and the Reporting Person, limitations, and conditions regarding sales of the Issuer's common stock, indemnification rights and other obligations of the parties. Furthermore, the SPA contains certain covenants that the Issuer is obligated to comply with, such as holding a special meeting of stockholders for purposes of obtaining the Stockholder Approval and electing certain directors to the Issuer's board of directors. Furthermore, the Issuer and Reporting Person agree to be bound by certain covenants pursuant to the SPA, as more fully set forth therein. The Issuer also granted the Reporting Person a right to participate in subsequent financing transactions where the Issuer issues common stock or common stock equivalents for cash consideration, indebtedness or a combination thereof.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as described in this Item 6, the Reporting Person does not have any other contracts, arrangements, understandings or relationships with respect to the Issuer's securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Securities Purchase Agreement, dated as of December 22, 2025, by and between the Issuer and David Lazar (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Indaptus Therapeutics, Inc. on December 23, 2025).

https://www.sec.gov/Archives/edgar/data/1857044/000149315225029107/ex10-1.htm

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (03/02/2026)